

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 11, 2007

<u>By U.S mail and facsimile</u>

Mr. Jatinder Bal
President and Chief Executive Officer
Journey Resources Corp.
1208-808 Nelson Street
Vancouver, British Columbia V6Z 2H2

Re: Journey Resources Corp.
        Form 20-F
        Filed April 16, 2007
        File No. 0-52568

Dear Mr. Bal:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   The Form 20-F registration statement will become automatically effective 60 days
        from the date of the first filing, or June 15, 2007. Upon effectiveness, you will
        become subject to the reporting requirements of the Securities Exchange Act of
        1934, even if we have not cleared all comments. As this is a voluntary filing, you

may withdraw the filing so that it does not become effective in a deficient form. Please contact us if you need to discuss this alternative.

2.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

3.   We note that you state on page 5 under "General" that the information in the registration statement is as of Feb. 28, 2007. Please update the information throughout the registration statement to a date reasonably close to the filing of the amendment, in accordance with General Instruction C(b) of Form 20-F.

Selected Financial Data, page 10

4.   Present 5 years of summarized financial information or disclose that the earliest two years have been omitted and the reasons for the omission.

5.   You disclose in your balance sheet table on page 10 you had outstanding shares of 19,375,422 and 13, 443,316 as of November 30, 2006 and 2005, respectively. In note 8 to your financial statements you disclose 24,701,130 and 14,190,898 of outstanding shares as of November 30, 2006 and 2005, respectively. Please correct this inconsistency.

Key Information

Exchange Rate, page 11

6.   We note you provide the exchange rate as of February 28, 2007. Please provide the information on the exchange rate as of the most recent practicable date. Refer to Item 3.A(3) of Form 20-F.

Risk Factors

General

7.   It appears that Mr. Bal, your President and CEO, has no prior mining experience. Please add a risk factor addressing his lack of technical skill or experience to carry out the operation plan of a mining company.

8.   It appears that Mr. Bal and Mr. Torhjelm, your CFO, have other concurrent
        business interests. Add a risk factor discussing the risks associated with any
        constraints on your officers' and directors' time that may devoted to your business
        because of other business activities they may be concurrently engaged in. Be sure
        to fully describe their other business activities and include the risk of possible
        conflicts of interest that may arise from these outside business activities..

"We have limited or contingent interests in our mineral properties," page 12

9.   This risk factor does not state the actual risk to investors from the fact that you
        have limited or contingent interests in our mineral properties. Rather it largely
        repeats the disclosure on pages 23-24. A risk factor should be concise and
        explain clearly how the risk affects the issuer or the securities, summarizing a
        more detailed discussion contained elsewhere in the document.   Please revise this
        risk factor accordingly.

10.   We note your statement in regard to Sultana's claim that Trio breached the 2004
        agreement between the parties. Please make this a separate risk factor and
        provide the status of Sultana's claim, to the extent known. Quantify the payments
        and stock issuances you have made, and may make, to Trio that may not be
        recoverable.

"We require further permits in order to conduct our current and anticipated future
operations…," page 15

11.   You state that you need permits to conduct your current operations. Please
        identify the permits that you need to conduct your current operations and state the
        risk to investors if you fail to receive them in a timely manner, or at all. Please
        discus elsewhere, as appropriate, the status of your request for these permits and
        when you expect to receive them.

"Because we conduct our Mexican mineral exploration activities through a foreign
subsidiary…," page 18

12.   You state that any limitations on the transfer of assets between you and your
        Mexican subsidiary could pose a risk to investors. Please revise to specify
        whether there currently are any restrictions, whether legal or contractual.

"If our directors cause us to enter into transactions…," page 20

13.   You state that your officers and directors may serve as officers and directors of
        similar companies. State whether you have any policy in place to address conflicts

and the allocations of corporate opportunities, other than prohibiting interested
directors from voting on specific transactions.

Information on the Company

History and Development of the Company, page 22

14. On pages 34, 44 and 54, you provide information on the costs to develop each of
your properties. Expand the discussion in each of those sections to indicate that you
have arrangements in place to finance those projects. Provide also a cross-reference
to "Liquidity and Capital Resources – Requirements of Additional Equity
Financing."

Vianey Mine Silver Project, page 23

15. You state that under your option agreement with Wits Basin, they must issue
600,000 shares to you. Section 2.2(a) of the agreement states that Wits Basin will
issue you 500,000 shares. Please advise. Please state whether Wits Basin has
issued you the additional 500,000 shares due on Jan. 15, 2007.

16. Please file a copy of the joint venture agreement with Wits Basin.

Musgrove Creek Gold Project, page 23
Empire Mine Project, page 24

17. Please add a risk factor that describes the risk to investors if you fail to make the
last payment of CDN $150,000 to Wave Exploration Inc. due under the Musgrove
Mineral Claim Option Agreement or the last expenditure of CDN $1,500,000 on
the Empire Mine property.

Capital Expenditures and Divestitures, page 24

18. Please specify the actual amounts of the capital expenditures made since the
beginning of your last three fiscal years to date of the Form 20-F, as required by
Item 4.A.5 of Form 20-F.

Our Business Strategy and Principal Activities

Vianey Mine Silver Project, page 24

19. Please update your plan of operations for this property for the remainder of 2007.
We note your statement that you intend to determine your next course of action in
regard to this property, and your statements that you are following the

recommended exploration program specified by the 2005 Vianey Technical Report.

20. We note your statement that you have spent $500,000 towards the project as of Nov. 30, 2006 and have budgeted another $500,000 towards the project for the first ten months of 2007. We also note that the 2005 Vianey Technical report discussed on page 34 estimates the cost of exploration to be $461,780. Please reconcile these statements.

Musgrove Creek Gold Project, page 25

21. State the estimated cost of the work you will perform in 2007.

22. We note that Note 7 to the financial statements indicates that you assumed Wave's obligations under the Robinson lease in regard to the Musgrove property, which includes an obligation to make annual lease payments, pay a 2% production royalty and make a lump sum payment of $1,000,000 upon completion of a feasibility study. Please describe the assumed obligations in this section.

Empire Mine Project, page 25

23. Please specify your plan of operations for this property for the remainder of 2007. We note your statements that you commenced a core drilling program and metallurgic testing, that you have budgeted $1,500,000CDN towards the property through August 31, 2007, and the 2007 budget on page 54.

Results of Operations, page 57

24. You have disclosed Mexican operations and deposits in Mexican pesos as part of your risk factors. Include here a discussion of any governmental economic, fiscal, monetary or political policies or factors that could materially affect the investment by host country shareholders. Refer to Item 5.A.4 of the instructions to Form 20-F.

Liquidity and Capital Resources

Working Capital, page 62

25. Include a statement by the company that, in its opinion, working capital is sufficient for the company's present requirements, or, if not, how it proposes to provide the working capital needed.

26. Add a discussion regarding any economic or legal restrictions on the ability of your foreign subsidiaries to transfer funds to the company and the impact these

restrictions have had or are expected to have on your ability to meet your cash obligations.

Trend Information, page 64

27.   Tell us why trend information on metal prices is relevant, given that you have no proven mineral reserves, or remove this disclosure.

Directors, Senior Management and Employees

Directors and Senior Management, page 66

28.   We note that both Mr. Bal and Mr. Torhjelm have other business interests. State the amount of time they will devote to Journey Resources.

Board Practices, page 69

29.   You state that you have attached a copy of your audit committee charter as an exhibit to the registration statement. However, it does not appear to be an exhibit. Please advise.

30.   You state that Mr. Bal is considered to be an independent member of the audit committee under the Multilateral Instrument 52-110 *Audit Committees*. However, it appears that under section 1.4(3) of the Instrument, an executive officer of the issuer is considered to have a material relationship with the issuer and would not be independent. Please advise.

Share Ownership, page 71

31.   You state that Mr. Bal received options for 150,000 shares in April 2005 and February 2007, respectively. However, on page 67 you state that Mr. Bal also received options for 300,000 shares during fiscal year 2006. Please advise.

Stock Option Plan, page 71

32.   Please summarize the vesting schedule for option as specified in Schedule B to the plan.

Major Shareholder and Related Party Transactions

Major Shareholders, page 72

33.   We note your statement that to the best of your knowledge no person controls
        more than 5% of your common shares. However, on the table on page 70 you
        show that Mr. Bal owns 5.2% of your shares. Please advise. If applicable, please
        provide the information required by Item 7.A of Form 20-F in regard to the shares
        owned by Mr. Bal.

Related Party Transactions, page 73

34.   In regard to the each of the transactions identified: (1) state whether any are
        expected to continue in the future, including whether you expect to make future
        loans to the parties identified in subsections (a), (b) and (c); and (2) state whether
        they were made on terms that would be obtainable from unrelated third parties.

35.   Describe your policies regarding the approval of transactions with related parties,
        or refer the reader to your description on pages 81 and 82.

36.   In regard to the loan to Cascadia Energy Corp., please identify the director in
        common. Please add to Mr. Bal's biography that he is a director of Cascadia.
        State when the loan was made and when it was repaid.

37.   In regard to the loans made to the President described in subsections (b) and (c),
        state when the loans were made and when they were repaid.

38.   We note that during the last fiscal year $51,000 in management fees were paid to
        Centerline Capital Corp., a company controlled by Mr. Bal. We also note that on
        page 67 you state that you do not pay fees to any of your officers and directors.
        Please advise.

39.   Please describe specifically the type of management and consulting services
        performed in 2006 by 688435 B.C. Ltd., a company controlled by the brother of
        Mr. Bal.

40.   Please file as exhibits the management services contracts described in subsections
        (d) and (e).

The Offer and Listing

Offer and Listing Details

Trading Markets, page 75

41.   Please provide the annual high and low prices of the stock for the years ended
        2003 and 2002, as required by Item 9.A.4(a) of Form 20-F.

42.   Please update the quarterly information for the most recent six months.

Management and Employee Incentive Options, page 77

43.   You show that as of November 30, 2006 Mr. Bal had 300,000 shares underlying
        options that expire on April 26, 2010. However, on page 67 you show that Mr.
        Bal received options to purchase 300,000 shares during the fiscal year ended
        November 30, 2006 and on page 71 that he was granted options to purchase
        150,000 shares on April 26, 2005. Please advise.

History of Share Capital, page 79

44.   You have references to footnotes (i) and (ii) on this table with no corresponding
        text below the table. Please advise.

Memorandum and Articles of Association, page 80

General

45.   Please file as exhibits your Notice of Articles and your Notice of Alteration filed
        with the British Columbia Registrar.

Rights, Preferences and Restrictions Attaching to Each Class of Shares

Voting Rights, page 83

46.   Please state the vote required to elect directors.

Statement by Experts, page 95

47.   Disclose the qualifications of your experts as required by Item 10.G of Form 20-F
        with regard to your auditing firm.

Closing Comments

As appropriate, please amend your filing to respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761 or, in his absence, April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Michelle Larmer (by facsimile)
        G. Newberry
        A. Sifford
        R. Baer
        D. Levy